SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
(Name of Subject Company)

PETROCHINA COMPANY LIMITED
(Name of Filing Person (Offeror))
American Depositary Shares, Foreign Invested Shares (H Shares),
Par Value RMB 1.00 Per Share
(Title of Class of Securities)
477418107
(CUSIP Number of Class of Securities)

Li Huaiqi
Secretary
PetroChina Company Limited
16 Andelu
Dongcheng District, Beijing 100011
The People’s Republic of China
(+86 10) 8488-6270
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of filing persons)

Copy to:
Lee Edwards, Esq. Shearman & Sterling LLP Suite 2318, China World Tower II 1 Jianguomenwai Dajie, Chaoyang District 100004 Beijing, China (+86 10) 6505-3399	Michael Coleman, Esq. Shearman & Sterling LLP 1080 Marsh Road Menlo Park, CA 94025 (650) 838-3600
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$348,250,406	$40,990

*	Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying HK$2.80, the per share tender offer price, by 964,778,000, the total amount of the H Shares currently outstanding, including H Shares represented by American Depositary Shares, and using a US$ / HK$ exchange rate of US$1 : HK$7.7570 as quoted by the Federal Reserve Bank of New York on November 9, 2005.

**	Calculated as 0.011770% of the transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $40,990 Filing Party: PetroChina Company Limited
Form or Registration No.: Schedule TO Date Filed: November 16, 2005

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION
          This Amendment No. 1 amends and supplements the Tender Offer Statement filed under cover of Schedule TO with the Securities and Exchange Commission on November 16, 2005 by PetroChina Company Limited, a joint stock limited company incorporated in the People’s Republic of China with limited liability (“PetroChina”), relating to the offer by PetroChina to purchase (i) all outstanding foreign invested shares, par value RMB 1.00 per share (the “H Shares”) of Jilin Chemical Industrial Company Limited, a joint stock limited company incorporated in the People’s Republic of China with limited liability (“Jilin”), at a purchase price of HK$2.80 per H Share, to the seller in cash, and (ii) all H Shares represented by American Depositary Shares (“ADSs”) of Jilin, at a purchase price of $HK280.00 per 100 H Shares represented by each ADS, to the seller in cash, in each case without interest thereon and less any required withholding taxes and Hong Kong stamp duties, upon the terms and subject to the conditions set forth in the Composite Offer and Response Document Relating to the H Share Offer Class Meeting of the Jilin H Shareholders, dated November 16, 2005, as amended and restated on December 9, 2005 (the “Composite Document”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). As more specifically outlined below, the information set forth in the Composite Document is incorporated herein by reference.
Item 1. Summary Term Sheet.
          This information is set forth in the section of the Composite Document entitled “SUMMARY OF TERMS” and “QUESTIONS AND ANSWERS ABOUT THE H SHARE OFFER” and is incorporated herein by reference.
Item 2. Subject Company Information.
          (a) – (b) This information is set forth in the section of Appendix VI to the Composite Document entitled “Information of Jilin” and is incorporated herein by reference.
          (c) This information is set forth in the section of the Composite Document entitled “SPECIAL FACTORS REGARDING THE H SHARE OFFER — Historical Share Trading and Dividend Information” and is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
          (a) – (c)(1)–(5) This information is set forth in the section of the Composite Document entitled “SPECIAL FACTORS REGARDING THE H SHARE OFFER — Background of the H Share Offer” and the sections of Appendix V to the Composite Document entitled “Information on PetroChina” and “Information on CNPC” and is incorporated herein by reference.
Item 4. Terms of the Transaction.
          (a) This information is set forth in the sections of the Composite Document entitled “SUMMARY OF TERMS”, “QUESTIONS AND ANSWERS ABOUT THE H SHARE OFFER”, “LETTER FROM PETROCHINA — Our Intention With Respect to Jilin”, “LETTER

FROM CITIGROUP — Information on the H Share Offer”, “SPECIAL FACTORS REGARDING THE H SHARE OFFER — PetroChina’s Reasons for the H Share Offer and the A Share Offer”, “SPECIAL FACTORS REGARDING THE H SHARE OFFER — Certain Effects of the H Share Offer”, “SPECIAL FACTORS REGARDING THE H SHARE OFFER — Material United States Federal Income Tax Consequences” and “SPECIAL FACTORS REGARDING THE H SHARE OFFER — Accounting Treatment” and in Appendix I to the Composite Document and is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
          (a) This information is set forth in the section of the Composite Document entitled “SPECIAL FACTORS REGARDING THE H SHARE OFFER — Related Party Transactions” and note 29 on page II-35 of Appendix II to the Composite Document and is incorporated herein by reference.
          (b) This information is set forth in the section of Appendix I to the Composite Document entitled “SPECIAL FACTORS REGARDING THE H SHARE OFFER — Background of the H Share Offer” and is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
          (a) This information is set forth in the section of the Composite Document entitled “LETTER FROM PETROCHINA — Reasons for the H Share Offer and the A Share Offer” and the section of the Composite Document entitled “SPECIAL FACTORS REGARDING THE H SHARE OFFER — PetroChina’s Reasons for the H Share Offer and the A Share Offer” and is incorporated herein by reference.
          (c)(1)-(7) This information is set forth in the sections of the Composite Document entitled “SUMMARY OF TERMS”, “QUESTIONS AND ANSWERS ABOUT THE H SHARE OFFER”, “LETTER FROM PETROCHINA — Our Intention with Respect to Jilin”, “LETTER FROM CITIGROUP — Further Terms of the H Share Offer and the A Share Offer”, “SPECIAL FACTORS REGARDING THE H SHARE OFFER — PetroChina’s Reasons for the H Share Offer and the A Share Offer” and “SPECIAL FACTORS REGARDING THE H SHARE OFFER — Certain Effects of the H Share Offer” and is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
          (a) This information is set forth in the sections of the Composite Document entitled “LETTER FROM CITIGROUP — Information on the H Share Offer — Consideration for H Share Offer”, “LETTER FROM CITIGROUP — Information on the H Share Offer — Financial Resources Available for the H Share Offer” and “QUESTIONS AND ANSWERS ABOUT THE H SHARE OFFER” and is incorporated herein by reference.
          (b) None.
          (d) Not applicable.
Item 8. Interest in Securities of the Subject Company.
          (a) This information is set forth in the sections of the Composite Document entitled “SPECIAL FACTORS REGARDING THE H SHARE OFFER — Interests of Certain Persons in the H Share Offer”, “SPECIAL FACTORS REGARDING THE H SHARE OFFER —

Transactions of Arrangements Concerning the Jilin A Shares or the Jilin H Shares” and the section of Appendix V to the Composite Document entitled “Interests in the Jilin Shares” and is incorporated herein by reference.
          (b) This information is set forth in the section of Appendix V to the Composite Document entitled “Dealings in the Jilin Shares” and is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
          (a) This information is set forth in the section of the Composite Document entitled “SPECIAL FACTORS REGARDING THE H SHARE OFFER — Persons Retained, Employed, Compensated or Used” and is incorporated herein by reference.
Item 10. Financial Statements.
          Not applicable.
Item 11. Additional Information.
          (a)(1) Not applicable.
          (a)(2) This information is set forth in the section of the Composite Document entitled “SPECIAL FACTORS REGARDING THE H SHARE OFFER — Regulatory Approvals” and is incorporated herein by reference.
          (a)(3) Not applicable.

(a)(4)	This information is set forth in the section of the Composite Document entitled “SPECIAL FACTORS REGARDING THE H SHARE OFFER— Certain Effects of the H Share Offer” and is incorporated herein by reference.

(a)(5)	Not applicable.

          (b) None.
Item 12. Material to Be Filed as Exhibits.

(a)(1)	Amended and Restated Composite Document, dated December 9, 2005 (incorporated herein by reference to Exhibit (a)(1) of the Schedule 13E-3/A filed by PetroChina and Jilin with the SEC on December 9, 2005).

Item 13. Information Required by Schedule 13E-3.
          Not applicable.

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 9, 2005

PETROCHINA COMPANY LIMITED
By:	/s/ Jiang Jiemin
	Name:	Jiang Jiemin
	Title:	Vice Chairman and President

EXHIBIT INDEX

Exhibit
No.
(a) (1)	Amended and Restated Composite Document, dated December 9, 2005 (incorporated herein by reference to Exhibit (a)(1) of the Schedule 13E-3/A filed by PetroChina and Jilin with the SEC on December 9, 2005).

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